SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
CNPJ 02.558.144/0001-93

RELEVANT FACT

Tele Leste Celular Participações S.A. ("TLE") hereby makes it publicly known, in the form and for the purposes of item VII, sole paragraph of article 2 of CVM Instruction nº 358/02, that as approved by the Board of Directors of the Company, it will vote favorably, through its Executive Committee, at the Special Meetings of Shareholders passing a resolution on the merger of Telergipe Celular S.A., its wholly-owned subsidiary, a Personal Mobile Service operator enrolled with the CNPJ/MF under nº 02.349.167/0001-98, into Telebahia Celular S.A., another wholly-owned subsidiary and also a Personal Mobile Service operator, enrolled with the CNPJ/MF under nº 02.331.879/0001-80.

Financial and operating benefits, among others, are sought to be derived from this corporate transaction, with reduction of administrative, audit and publishing costs, as well as rationalization of accounting and corporate processes.

The contemplated restructuring shall be carried out in accordance with the following stages:

1 st - External Approval – The proposal for transfer, without unification of the Instrument of Authorization of Personal Mobile Service or consolidation of the pertinent business of Telergipe Celular S.A. to Telebahia Celular S.A., under the terms of Resolution 321/02 of the SMP's General Authorization Plan and of articles 98 and 136 of the General Telecommunications Act – LGT, shall be submitted to the National Telecommunications Agency – ANATEL, for examination.

2 nd – Internal Approvals – After ANATEL shall have issued a favorable opinion for the transaction, the Board of Directors of "TLE" shall review the Appraisal Report for the mergee's equity and balance sheet, the Protocol of Merger and, in general terms, the Merger Proposal, which documents, after being approved, will define the vote to be given by the Board of Directors at the General Meetings of Shareholders of the relevant Companies, under the terms set forth in the Stock Corporations Act.

Remarks :

1.  The corporate transaction will not entail any change in the share control of Telebahia Celular S.A.

São Paulo, August 24, 2005.

Tele Leste Celular Participações S.A.
Paulo César Pereira Teixeira
Investor Relations Officer

Site: www.vivo.com.br /ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.